                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                        PHOENIX INTERNATIONAL LTD., INC.
                        --------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of class of securities)

                                   719078-10-7
                                  ------------
                                 (CUSIP Number)

                              MS. PATRICIA B. TODD
                           2550 TYVOLA ROAD, SUITE 460
                         CHARLOTTE, NORTH CAROLINA 28217
                            TELEPHONE: (704) 357-3133
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:
                              ALAN J. PRINCE, ESQ.
                             MARK E. THOMPSON, ESQ.
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                            TELEPHONE: (404) 572-4600

                                AUGUST 22, 2000
                                ---------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 719078-10-7

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LONDON BRIDGE SOFTWARE HOLDINGS PLC.
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ENGLAND AND WALES

   NUMBER OF                 7.      SOLE VOTING POWER                          861,623.  SEE ITEMS 5 AND 6.
    SHARES
 BENEFICIALLY                8.      SHARED VOTING POWER                         0
   OWNED BY
     EACH                    9.      SOLE DISPOSITIVE POWER                     861,623.  SEE ITEMS 5 AND 6.
  REPORTING
   PERSON
    WITH                     10.     SHARED DISPOSITIVE POWER                    0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               861,623

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.2%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages
                            Exhibit Index on Page 6

         This Amendment No. 1 (this "Amendment) amends the Statement on Schedule 13D dated February 14, 2000 (the "Schedule 13D") filed by London Bridge Software Holdings plc. ("London Bridge" or the "Reporting Person"). This Amendment is filed with respect to the Common Stock, $.01 par value per share (the "Common Stock"), of Phoenix International Ltd., Inc., a Florida corporation (the "Company"). Capitalized terms used in the Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to read as follows:

         London Bridge acquired the Shares for investment purposes to participate in the future financial growth of the Company. London Bridge and the Company have agreed to engage in the joint marketing of certain software products.

         London Bridge continuously reevaluates and reviews its investment in the Company, and, subject to the terms of the Governance Agreement (as defined below), may determine to (i) acquire additional securities of the Company, through open market purchases, privately negotiated transactions, merger, tender offer or otherwise, (ii) dispose of all or a portion of the Shares it beneficially owns, or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in
         Item 4 of Schedule 13D. Notwithstanding anything contained herein, London Bridge reserves the right to change its intentions with respect to any or all of such matters. In reaching any decision as to London Bridge's course of action (as well as to the specific elements thereof), London Bridge currently expects that it would take into consideration a variety of factors, including, but not limited to, the Company's business and prospects, other developments concerning the Company, the Company's industry generally, other business opportunities available to London Bridge, other developments with respect to the businesses of London Bridge, general economic conditions and money and stock market conditions. London Bridge is currently considering a potential transaction relating to the acquisition of the Company which may occur through the acquisition of assets or the acquisition of additional Shares (including, but not limited to, an acquisition of all of the outstanding shares of the Company) through open market purchases, privately negotiated transactions, merger, tender offer or otherwise.

         On August 22, 2000 London Bridge and the Company entered into an Exclusivity Agreement (the "Exclusivity Agreement") which provides that for a period of 30 consecutive days, the Company will not, nor shall it authorize or permit any of its subsidiaries or any of the directors, officers, employees, advisors or agents or any other representatives of the Company or its subsidiaries to, directly or indirectly, (a) solicit, initiate or encourage the submission of, or enter into any agreement or understanding with respect to, any acquisition proposal or
         (b) participate in, engage in or encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to assist or facilitate any inquiries or the making of, any proposal that constitutes, or could reasonably be expected to lead to, any acquisition proposal. The Company agreed promptly to provide oral and written notice to London Bridge of (a) the receipt during the exclusivity period of any acquisition proposal or any inquiry which could reasonably be expected to lead to any acquisition proposal, (b) the material terms and conditions of such acquisition proposal or inquiry, and (c) the identity of such person making any such acquisition proposal or inquiry. The Company and London Bridge agreed to work together in good faith to execute definitive documentation with respect to a transaction as soon as the parties deem to be reasonably practicable recognizing that time is of the essence and taking into account recent developments with the Company's financial statements.

         In addition, the Exclusivity Agreement provides that if within six months after the date of the Exclusivity Agreement, the Company enters into any agreement relating to, or consummates, an acquisition proposal with a person other than London Bridge, then immediately prior to, and as a condition of, consummation of such transaction the Company shall pay to London Bridge upon demand $2.0 million.


                               Page 3 of 6 Pages
                            Exhibit Index on Page 6

         The Exclusivity Agreement and the related press release are attached hereto as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by adding the following:

         "The information contained in Item 4 is incorporated herein by reference."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

*1.      Stock Purchase Agreement dated as of February 14, 2000.
*2.      Governance Agreement dated as of February 14, 2000.
*3.      Registration Rights Agreement dated as of February 14, 2000.
 4. Exclusivity Agreement, dated as of August 22, 2000, between London Bridge Software Holdings plc. and Phoenix International Ltd., Inc.
 5. Press release issued by London Bridge Software Holdings plc. on August 22, 2000.

----------------------
*  Previously filed.


                               Page 4 of 6 Pages
                            Exhibit Index on Page 6

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2000

                                          LONDON BRIDGE SOFTWARE HOLDINGS PLC.

                                          By: /s/ Jon Lee
                                              --------------------------------
                                              Name: Jon Lee
                                              Title: Chief Operating Officer



                               Page 5 of 6 Pages
                            Exhibit Index on Page 6

                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------
*1.      Stock Purchase Agreement dated as of February 14, 2000.
*2.      Governance Agreement dated as of February 14, 2000.
*3.      Registration Rights Agreement dated as of February 14, 2000.
 4.      Exclusivity Agreement, dated as of August 22, 2000, between London
         Bridge Software Holdings plc. and Phoenix International Ltd., Inc.
 5.      Press release issued by London Bridge Software Holdings plc. on August
         22, 2000.

----------------------
*  Previously filed.


                               Page 6 of 6 Pages
                            Exhibit Index on Page 6